Zorro Group Inc
Shareholders Equity Statement
From January 2025 to December 2025

Particulars	Capital Account	Opening Balance Equity	Owners Draw	Shareholder's Equity	Retained Earnings	Total Equity
Balance on January 1, 2025	54,184.23	(1,542.36)	-	-	18,014.92	70,656.79
Net Income	-	-	-	-	(92,310.55)	(92,310.55)
Other Increase	-	(4,800.00)	1,010.00	82,943.90	-	79,153.90
Other Decrease	-	6,026.24	(1,297.25)	-	-	4,728.99
Balance on December 31, 2025	**54,184.23**	**(316.12)**	**(287.25)**	**82,943.90**	**(74,295.63)**	**62,229.13**